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                             May 7, 2024

       Richard Leggett
       Chief Executive Officer
       Blue Ocean Acquisition Corp
       2 Wisconsin Circle
       7th Floor
       Chevy Chase, MD 20815

                                                        Re: Blue Ocean
Acquisition Corp
                                                            Preliminary Proxy
Statement
                                                            Response dated May
3, 2024
                                                            File No. 001-41112

       Dear Richard Leggett:

              We have reviewed your May 3, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 1, 2024 letter.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note your response to prior comment 1. However, you have not yet filed a Form F-4 related to the
transaction and you state in your Form 8-K filed on June 6, 2023 that the merger may be
terminated by either the company or TNL if the merger has not occurred by June 7, 2024.
Therefore, please provide an update when you plan to file a Form F-4 and whether you plan to
amend the merger agreement to extend the termination date.
 Richard Leggett
FirstName
Blue OceanLastNameRichard
            Acquisition Corp Leggett
Comapany
May  7, 2024NameBlue Ocean Acquisition Corp
May 7,
Page 2 2024 Page 2
FirstName LastName
       Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Kenny S. Terrero, Esq.